Exhibit 99.02

Conference Call Transcript

CAH - Cardinal Health to Acquire Medical Technology Leader VIASYS Healthcare

E V E N T D A T E / T I M E : M A Y . 1 4 . 2 0 0 7 / 9 : 0 0 A M E T

C O R P O R A T E  P A R T I C I P A N T S

Bob Reflogal
Cardinal Health, Inc. - VP IR

Kerry Clark
Cardinal Health, Inc. - President, CEO

David Schlotterbeck
Cardinal Health, Inc. - Clinical and Medical Products - CEO

Mike Lynch
Cardinal Health, Inc. - Medical Products Manufacturing - Group President

Jeff Henderson
Cardinal Health, Inc. - CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Larry Marsh
Lehman Brothers - Analyst

Joe Livingston
Brookfield Asset Management - Analyst

Robert Willoughby
Banc of America Securities - Analyst

David Veal
Morgan Stanley - Analyst

John Kreger
William Blair - Analyst

Tom Gallucci
Merrill Lynch - Analyst

Charles Boorady
Citigroup - Analyst

P R E S E N T A T I O N

Operator: Good day, ladies and gentlemen, and welcome to the Cardinal Health conference call. My name is Gina and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session toward the end of today’s conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Bob Reflogal, Vice President of Investor Relations. You may proceed, sir.

Bob Reflogal: Thanks, Gina. Good morning, everyone, and thanks for joining us today. In a moment, we will discuss the announcement today of Cardinal Health’s acquisition of VIASYS Healthcare. This morning we issued a press release announcing an agreement between Cardinal Health and VIASYS for the acquisition. If any of you have not yet received a copy of our release, you can access it over the Internet at our investor page at www.CardinalHealth.com.

Speaking on our call today will be Kerry Clark, CEO of Cardinal Health; David Schlotterbeck, CEO of Clinical and Medical Products; Mike Lynch, Group President of Medical Products Manufacturing; and Jeff Henderson, CFO of Cardinal Health.

After the formal remarks, we will open the phone lines for your questions. We ask that you limit yourself to one question.

During the course of this call, we may make forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or implied. Please see our press release, Cardinal Health SEC filings, and the SEC filings of VIASYS Healthcare for a full description of those risk factors.

In addition, we will reference non-GAAP financial measures. Information about these non-GAAP measures is posted on Cardinal Health’s investor page.

Please note that this conference call is neither an offer to purchase nor solicitation to sell securities. The tender offer for VIASYS Healthcare common stock described in today’s press release has not commenced. When the tender offer does commence, investors should review Cardinal Health’s tender offer statement and VIASYS’s recommendation statement that will be filed with the SEC, as they will contain important information regarding the details of the tender offer and VIASYS’s Board’s views regarding the acquisition.

At this time, I would like to turn the call over to Kerry Clark. Kerry?

Kerry Clark: Good morning, everybody. As you know, this morning we announced our agreement to acquire VIASYS Healthcare. I believe VIASYS is a great strategic fit with Cardinal Health’s fast-growing Clinical and Medical Products businesses. VIASYS has great brands and products, along with an exciting technology pipeline that really complements our lineup and helps us pursue our vision of making healthcare safer and more productive.

There are excellent synergy opportunities with our segments, with our integrated hospital selling organizations, with One Cardinal Health shared services, and with our international group. We have the capability to take this on right now. And we have the expertise to deliver the synergies. Finally, we have the business momentum, cash flow, and balance sheet capacity to absorb this without changing our guidance or share repurchase programs for fiscal ‘07 or fiscal ‘08.

As you may know, VIASYS is a strong performing company with 2006 sales of $610 million, up 20% versus a year ago; non-GAAP operating income of $63 million, up significantly versus last year; and non-GAAP operating margin up 10.3% .

We have identified large and achievable synergies of $85 to $100 million by year 3. While the majority of its facilities are in the US, the company has sales offices in Europe, the Middle East and Asia, and manufacturing facilities in Ireland, Germany, and the UK.

VIASYS is a company we have been actively watching for some time because of its excellent strategic fit with Cardinal. So we were ready to act when the opportunity presented itself to us just a couple of weeks ago. Let me turn this over to Dave Schlotterbeck to review why we think this is a great strategic fit for Cardinal.

David Schlotterbeck: Thanks, Kerry. As Kerry said, this is a company that we know very well. VIASYS is a global healthcare technology company that perfectly complements our Clinical and Medical Products sector and enhances our international presence. We have great momentum in this part of our business today, and this provides us with an opportunity to deliver even greater value to customers and greater returns to our shareholders.

VIASYS is also a strong fit with our culture. I have met with the entire senior management team, and I have been impressed with their similar focus on values and customer-driven innovation. These are experienced leaders that I expect to retain within Cardinal. Let me build on some of the points that Kerry made in his overview.

When we talk about strategic fit, I think about it from a customer’s perspective. VIASYS is a leader with long-term customer relationships and a reputation for quality products, leading technology, and service. Their business fits at the heart of our mission of making healthcare safer and more productive. It is perfectly aligned with our focus on provider customers through our integrated selling organization.

Their brands are well known among our hospital customers. Nearly 70% of VIASYS revenue comes from its core respiratory segment and complement Cardinal’s existing respiratory business. You may not be aware, but we have a leading respiratory disposables business that generates about $250 million in annual sales. So when combined with the VIASYS $400 million respiratory hardware business, we see excellent potential for growth in the US and abroad.

Their respiratory business is similar in many respects to Alaris. Their capital equipment requires ongoing consumables, which represents an important annuity stream. In critical care units, the ventilator and IV pump are ubiquitous at the bedside and create a natural cross-selling opportunity for us. These are technology products that in many respects are as sophisticated as our Alaris and Pyxis products.

VIASYS has continued to innovate in their market and, as a result, has experienced strong sales growth in their entire ventilation line to make it a global leader in their market. This includes a product called the LTV1200, which is a portable unit that has been adopted by government agencies as part of Homeland Security initiatives, extending its reach beyond just the acute care setting to government agencies and even home use to improve quality of life.

Let me take a moment to talk about VIASYS’s other product lines. The business is organized into four segments. I have already talked about the largest, Respiratory Care. The second largest is the NeuroCare group, which represents about 20% of the company’s annual revenue. This group develops a comprehensive line of neurological, vascular, and audiological diagnostic and monitoring products. Also sells a complete line of supplies, accessories, and software, reporting and connectivity systems for those markets. These are products that monitor the brain, muscles, blood flow, hearing, and nerves, both in critical care and general clinical settings, and are frequently used in the diagnosis of stroke. With the aging population there is a lot of potential for growth in this space.

The MedSystems group and Orthopedics group are the two remaining segments and represents about 12% of VIASYS’s annual revenue. MedSystems develops disposable products that target enteral feeding. The Orthopedics group makes high-precision implants. While comparatively smaller to the other segments, both have great potential for growth and will be perfect tuck-in platforms for our Medical Products Manufacturing segment.

The synergies are large and achievable. We know this in part because we overachieved on the upper end of the $80 to $100 million range in synergies from the Alaris acquisition. We did this by developing a very disciplined integration process that we refined during the last several years. With VIASYS, there is a natural connectivity to Cardinal Health’s business that offer easily identifiable areas for greater efficiency and revenue enhancement.

I am going to turn this over to Mike Lynch, who runs our Medical Products and Manufacturing segment to cover synergies available from this acquisition. Mike?

Mike Lynch: Great, thanks, Dave. Listen, before I lay out the synergies we expect to achieve, I would like to offer a couple of observations about VIASYS that have shaped our approach and my optimism for synergy realization.

First, I will remind everybody that VIASYS is a company that has grown in large part through acquisitions. Since 2001, the company has acquired approximately 18 firms, with six acquisitions in the last couple years, and operated them through a holding company model. As you know, Cardinal has significant experience moving from a holding company to an integrated operating company that will be quite helpful as we target synergies in the combined organization.

Secondly, I would mention that when we combine our consumable-based respiratory business that Dave mentioned with VIASYS’s $400 million respiratory hardware business, it is really easy to get excited about the potential for revenue synergies in the US and abroad.

Finally, we have deep expertise at MPM at the operational excellence and sourcing level. We have both scale and experience that is necessary to realize these synergies. My confidence comes from the significant facility integration work we have done over the last couple years at MPM.

So with that as backdrop, let me elaborate little bit more specifically on some of the targeted synergies. We have broken them into three major areas -- revenue, cost of goods, and SG&A -- and have excellent visibility, as Dave mentioned, to $85 to $100 million in annual synergies by the end of year 3.

First, our world-class manufacturing and sourcing capabilities create significant cost savings opportunities for both VIASYS and Cardinal Health. As I mentioned earlier, we have experience with our own integration, and the work we have done to drive efficiency through a shared service organization. We are quite confident we can bring similar efficiencies to VIASYS.

Additionally, and I think quite importantly, I’m sure there are great near- and long-term revenue opportunities with this acquisition. In the near-term, I see revenue synergies through the improved customer access and greater product pull-through from our Cardinal Health integrated selling organization. This sales structure provides C-suite access that will accelerate VIASYS’s sales of hardware in the acute-care setting.

It is also important to mention that our current respiratory sales force is large, and many of them have direct experience selling ventilators. My point here is that we have the contacts and expertise necessary to succeed in this area and, I believe, can help accelerate significantly the sales of VIASYS ventilators.

If you consider the expertise of this combined selling organization, we will now be able to sell our leading respiratory therapy consumables with the VIASYS line of market-leading ventilators. This enables us to create a very unique, proprietary, and unbroken chain from the ventilator to the patient.

Finally, I have mentioned that we have a strong international infrastructure in place with established customer relationships that we expect will help us penetrate accounts with the broader group of Cardinal Health products. The robust VIASYS direct-to-dealer network outside the US will also help us enable and create new revenue streams by relaunching our market-leading respiratory consumables business internationally.

So with that, Jeff, I will turn it over to you.

Jeff Henderson: Thanks, Mike. Good morning, everyone. To continue our prepared remarks, I would like to provide you with a little more color regarding the acquisition to help explain why this is an excellent opportunity for Cardinal Health’s shareholder. As well, I would like to help you understand the impact it will have on our financials, both in the short and longer term.

First of all, regarding the transaction itself, Cardinal Health will be purchasing VIASYS through a cash tender offer, to acquire all the outstanding shares of the company at a price of $42.75 per share, resulting in a total deal price of $1.54 billion, including assumption of outstanding VIASYS net debt.

As always, this transaction is subject to regulatory clearances and other customary conditions. But should everything go as planned, we would expect to close the deal before the end of our current fiscal year in June.

While this deal is somewhat larger than our more recent acquisitions, it is consistent with our stated capital deployment policy and this general policy remains in place. As a reminder, our policy is that while we expect to use on average about 20% of operating cash flows for tuck-in acquisitions, we will from time to time to consider larger opportunities that fit strategically and can deliver significant value to customers and shareholders. Any change to this policy would require a full review with our Board and would consider all stakeholder interests.

As previously mentioned, we expect synergies to be in the range of $85 to $100 million annually on a pre-tax basis by year 3, our fiscal year 2010. I should note that this level of synergies achieved by year 3 materially exceed VIASYS’s operating profit for its most recent fiscal year. That speaks volumes to the strategic fit of this deal and the confidence that we have in our acquisition integration process.

In this regard, the disciplined process we have put in place with our acquisitions over the past three years, combined with the integrated operating platform we have created for Cardinal Health, gives us the confidence that we can deliver. As always, we will put in place a process to measure our progress against the realization of these synergies; and we will track them in a very rigorous and regular manner.

For the financial synergies anticipated, combined with the strong underlying growth of the VIASYS business, we fully expect this acquisition to be delivering positive economic profit by year 3, which is now our goal for virtually all deals we consider. As you are aware, this positive economic profit criterion is one of the key measures we rate all of our acquisitions against; and we will continue to do so and report our progress quarterly.

I do want to point out that while we expect the deal to close this fiscal year, we do not anticipate that it will have a material impact on our FY ‘07 non-GAAP financials. As such we can reaffirm our most recent FY ‘07 non-GAAP EPS guidance of $3.32 to $3.40 per diluted share.

However, we may have some onetime, largely non-cash, charges that will flow through our special items line and thus affect our reported GAAP results in Q4. This could be in the range of $75 to $80 million.

For FY ‘08 we are anticipating the VIASYS purchase to have a dilutive effect on non-GAAP EPS of up to $0.10 per share. Despite this dilution, we are reconfirming our original FY ‘08 non-GAAP guidance range of $3.95 to $4.15. To be clear, based on everything we know about next year, at this time we are not changing the FY ‘08 EPS guidance that we issued on April 27.

Included in this guidance is the anticipated use of PTS proceeds to repurchase shares and, now, the impact of this transaction. We will have an even clearer picture of FY ‘08, including segment-level detail, next month after we complete our normal planning process; and we will share it with you at that time.

In year 2, our FY ‘09, we expect this acquisition to be accretive to earnings; and then meaningfully accretive in year 3.

As far as our approach for funding this deal, it will be an all-cash offer that we are planning on funding through a combination of debt financing and available sources of cash. Importantly, I want to stress that this will in no way impact our prior commitment to buy back shares with the $3.1 billion of net proceeds we received from our PTS divestiture. In fact, we expect to complete this buyback by the end of our first quarter in fiscal 2008, bringing total repurchases since the beginning of FY ‘07 to $4.1 billion.

In addition, at this point we do not expect the VIASYS acquisition to impact our core share repurchase plan, which would comply up to an additional $1 billion of buybacks in FY ‘08 -- obviously, subject to our Board’s approval. To be clear, this $1 billion will be incremental to the $4.1 billion buyback expected to be complete by the end of the first quarter.

Now let me turn it back to Kerry for some closing comments, before we turn to Q&A.

Kerry Clark: Thanks, Jeff. Let me reiterate a few key points about this acquisition. We think this is a really unique opportunity that we absolutely did not want to pass on, because it does so much for Cardinal. Let me touch on those key points.

The addition of VIASYS advances Cardinal Health’s ability to deliver comprehensive, bedside patient safety offerings to acute care customers. In short, we now have a broader product portfolio. Alaris and Pyxis are now complemented by Avea, Vela, and SensorMedics. And these products all have the potential to be connected to our CareFusion platform, bringing even greater value to our customers.

Second, we are strengthening our international business. VIASYS has a well-established direct sales force and distributor network to support the growth of Cardinal Health’s Clinical and Medical Products worldwide.

Third, we are enhancing our product and intellectual property portfolio. VIASYS has a commitment to innovation that is very aligned with our customer-driven innovation focus. The technology we are acquiring has great short-term and long-term potential.

Finally, we have a strong plan to realize very significant synergies as we integrate VIASYS. These synergies will create a stronger Company and enhance value for both our customers and our shareholders. Operator, we are now ready for questions.

Q U E S T I O N A N D A N S W E R

Operator: (OPERATOR INSTRUCTIONS) Larry Marsh, Lehman Brothers.

Larry Marsh: Thanks and good morning. Maybe I could just get you to be elaborate on something in your discussion. I think you, Kerry and Dave, talked about knowing the company very well and said the opportunity presented itself a few weeks ago. Could you address what triggered the opportunity? Was this an auction? Was this a negotiated process?

And just a clarification for Jeff. Are you breaking out what your assumptions are for intangibles and the length of time you’re amortizing those intangibles at this point? Or your cost of debt?

Kerry Clark: Larry, Kerry here. Let me start off. Yes, we mentioned very clearly that VIASYS was on a list of companies we have been considering for a long time. Obviously, we have been saying we were going to be very cautious about moving forward on acquisitions. But you know, we were starting with the current team to look at what we might be interested in, in the long term.

Just about a month ago, we first decided to go talk to VIASYS and get to know them better. Then recently, only in the last two weeks, we learned that in fact there was another company expecting to make an offer for VIASYS; and we had to make a decision to move quickly or not.

Given that we had already done some homework on the company, we didn’t want the opportunity to pass away. So we have used the last two weeks -- we have been, we have had a lot of people out there busting their chops, getting into due diligence. And so we made the choice.

So the answer was, it was sort of on the long-term horizon; very quickly came up to the front burner; and we had to act fairly quickly in a situation where there was another company involved.

Jeff Henderson: Larry, it’s Jeff. Good morning. In answer to the second part of your question, obviously as part of the purchase accounting we’re going to be doing for this transaction, certain valuation adjustments will be required to be made to VIASYS’s opening balance sheet for certain assets, including intangibles and inventory etcetera.

Based on the best knowledge we have at this point, any impact of those adjustments has been reflected in the guidance that we have just gone through. I am not prepared at this point to give more details than that.

Larry Marsh: When would you hope to get that out to us, Jeff?

Jeff Henderson: I think as I indicated earlier in my remarks, Larry, that we are planning on giving more specific segment-level guidance towards the end of June, once we go through our internal planning process. That is consistent with our regular annual process. We will make a decision at that point regarding how much of the specifics we will reveal. Thanks, Larry. Next question, please?

Operator: [Joe Livingston], Brookfield Asset Management.

Joe Livingston: Good morning, everybody. I just had a quick question on capital structure. I believe that as recently as the third-quarter conference call, you guys had noted a goal of continued progress on the triple-B credit ratings. Given the share repurchases and the debt-financed acquisition here, I was just wondering, one, if that goal had changed at all; and two, if you had spoken to the rating agencies about both the progress on the share repurchase program and the acquisition before the announcement. Thank you.

Jeff Henderson: Yes, thank you for the question. First of all, as I said, our overall capital deployment policy remains intact, as do our various capital structure goals that we have laid out previously. Our goal is to continue to make progress on our credit rating; and the goals we have laid out in terms of our debt-to-capitalization and target cash balance, et cetera, which we have been very clear about in the past, those remain intact.

Regarding discussions with the rating agencies, as per normal practice for a significant announcement like this, we did have advance discussions with the rating agencies and discussed both this transaction as well as our plans for the share repurchase. So they are fully aware of it. We expect to hear back with their views on our credit rating, hopefully over the next days or weeks.

Joe Livingston: Okay, thank you.

Operator: Robert Willoughby, Banc of America Securities.

Robert Willoughby: Thank you. Kerry, I don’t know, honestly, if you touched on why was VIASYS up for sale to start with? What event triggered that process to get going?

Secondarily, what are your growth expectations for the assets? Should we just chug it along at an organic growth standpoint? Or do you anticipate other acquisitions to supplement that growth?

Kerry Clark: Well, Bob, I think the first thing I would say is that when we began getting to know VIASYS that there was another company that was very actively ahead in the process. And we decided we wanted to act on that.

In terms of growth rates, you know, while we are not really going to little out lay out all our growth plans today, I will say that we would expect to be able to accelerate VIASYS’s growth and that we expect it to continue to be strong.

I will point out, by the way, that VIASYS’s third-quarter growth was 20%, so this is not exactly a slow-growth company.

In terms of acquisitions, we have always said we were interested in looking at various tuck-ins. I think the combination of VIASYS and our CTS and MPM business now creates some, again, some additional unique opportunities for tuck-ins that will allow us to continue to broaden that portfolio.

But if you look at it, the portfolio is taking a very clear shape now. It has a lot to do with the products and technologies at bedside, which is clearly emerging. Our ability to grow our medical and clinical products businesses internationally. And to drive a lot of scale and synergy across the businesses we have. All three of these themes are present here. As those opportunities present themselves in this newly-combined organization, we will take advantage of them and they will show up.

Robert Willoughby: I understand that, Kerry. I guess my question is more -- why was VIASYS suddenly in play? Can you hazard a guess why they pursued a transaction?

Kerry Clark: No, I’m not going to do comment on that. I am not going to comment on that today, Bob. Thanks.

Robert Willoughby: Okay.

Operator: David Veal, Morgan Stanley.

David Veal: Great, thanks. By my calculations, this deal will expand your international revenues by about 20%. I wonder if you could talk at a more granular level about the strengths and weaknesses in the footprint of the various geographies, Europe, Asia, and so forth; and your vision for making Cardinal a global Company, to the extent that that is an aim.

Kerry Clark: It’s Kerry. Let me just take a few comments to start it off and then I will turn it over to Mike Lynch. I think there obviously is going to be some overlap in Western Europe, where Cardinal has been putting effort in place to strengthen our operation in the UK, France, and Germany. VIASYS certainly has a number of operations in the UK, so we have an opportunity to really do a good consolidation job, improve our presence of our offerings in that market, which is really important for us. I don’t dwell on this too much, but our opportunity to penetrate the (technical difficulty) to create unique offerings on patient safety is very unique at this point in time. So that really strengthens our hand in the UK.

Throughout the rest of Europe, there will be opportunities for synergies as VIASYS has operations in many of the cities we do and some we don’t, particularly in the Netherlands. VIASYS also has a footprint in the Middle East in Dubai, which is important for us because we are not really there; and at the same time there is a tremendous amount of capital spending going on in the hospital infrastructure in that part of the world. So that is great.

VIASYS is also more actively involved in selling its med-surg products in the Middle East with offices in Hong Kong. Now, we have a lot of buying facilities in that part of the world. We don’t have a lot of go-to-market facilities in that world. That is going to be help for us.

On the converse, VIASYS does not do a lot of sourcing in the Middle East -- or, sorry, in the Far East; and we have a lot of strengths there. So there’s both strengths on sourcing and go-to-market that open themselves up in Asia.

So to the larger question of international, you know, a large part of what we are trying to do in this early phase of our international program is really concentrating first in our areas of Clinical and Medical Products, and mostly in the areas of hospital as an area where we have strengths, where we have integrated offerings, and where we think we can add value in terms of patient safety. So this fits really, really well with that focus on Clinical and Medical Products and hospitals for our international businesses.

So that is the key points I would make. I don’t know, Mike, if you would like to add anything.

Mike Lynch: Yes, Kerry, I think you largely covered it. The only thing I would mention, David, in addition is just the scale of our two organizations internationally. Cardinal currently has about 300 salespeople deployed on a direct basis, throughout Europe primarily, with 50 folks additionally in the marketing area. VIASYS brings approximately 150 additional sales and marketing resources, primarily in Europe once again, and a dealer network of over 300. We are very excited about our ability to help accelerate VIASYS ventilator sales specifically in Europe. And we are very keen on VIASYS’s ability through their dealer structure and direct organization to relaunch our respiratory disposables business, which is a share leader as you know in the US and has tremendous potential overseas that has not yet been realized.

David Veal: That’s great color. Thanks very much.

Operator: John Kreger, William Blair.

John Kreger: Thanks. For those of us that don’t know VIASYS very well, could you just expand a bit more on the company’s underlying organic growth across its various lines? Should we think of this business similarly to your own medical products business, which I think has typically grown in the high single digits?

David Schlotterbeck: Let me take that question, Kerry. John, the underlying growth for VIASYS organically has been 8% to 10%. I see two significant opportunities here. One is the combination with Cardinal; I would put this company in the same category as Alaris, from which I came. Alaris’s underlying organic growth was in the neighborhood of 12%. That has increased by about 8 points on the top line, so it is running closer to 20% now, as a result of synergies with Cardinal.

Secondly, what we see is an opportunity for a number of tuck-ins that could add considerably more revenue and EBIT as a result of having a respiratory platform.

So I am absolutely convinced that the synergies are real on the revenue side; that we have every right to expect their top line growth to accelerate; and we see our way clear to significant additions to the platform.

John Kreger: Great, thanks, Dave.

Operator: Tom Gallucci, Merrill Lynch.

Tom Gallucci: Good morning. Two quick ones. You have talked a lot about the synergy opportunities. I am not sure if I missed it, but have you discussed really the relative revenue versus cost synergies in your expectations?

Then the second thing, Jeff, you mentioned obviously maintaining your guidance for fiscal ‘08. How do you think about that? Was this sort of an acquisition that was considered when you gave that guidance, and now we sort of have the missing piece there? Or is something better than you were looking for a few weeks ago, and that is why you could maintain that guidance?

Mike Lynch: Hey, Tom. This is Mike here. Maybe I will take a crack at the first part. The revenue versus COGS versus expense synergies, we have got I think significant potential in all those areas. I would start by saying that we do intend to build and grow this business. But with that said, we see tremendous potential for synergies in all three areas. I would say probably the greatest area for synergy realization immediately would be in the expense area, given many of the overlaps that you have heard Dave and Kerry and me mention in our business model.

Frankly, they run their business in a holding company model. We have got a great operating company model that, when we combine with VIASYS, we think could really do some nice things on a synergy basis.

You heard about the revenue. Primarily it is in the area of insulators and disposable goods synergies. At COGS, when we combine our two manufacturing networks, I’m sure there will be significant synergies there. So it is really pretty well spread between the three areas, but a good healthy amount of OpEx synergy we see pretty immediately.

Kerry Clark: I guess just to just check. It is really the cost and the operational synergies which in our view carry the majority of the deal, rather that assumed revenue synergies.

Jeff Henderson: With regards to your second question, other than the inclusion of the VIASYS transaction, none of our assumptions have changed since we issued guidance on April 27. However, as we communicated then, we are still in our planning process; and we will provide more detailed guidance related to our segments once that is complete. I expect that to occur sometime in June.

Again, just to clarify for everyone, our current fiscal 2008 guidance that I stated today includes the dilutive impact from the VIASYS acquisition and the use of the proceeds from the divestiture of PTS, as well as the expected growth from our underlying businesses.

Let me just add by saying one of the reasons we intentionally give a broad range in this case of about 20% --or $0.20, I’m sorry -- is to accommodate unforeseen changes such as the addition of VIASYS to our financials.

Tom Gallucci: Thank you.

Kerry Clark: Tom, Kerry. I just want to add, I just want to be -- because I realize that there is, to be quite honest, probably a level of credibility gap between what did we know when we gave the earnings guidance and what do we know today. I just have to tell you straight up, this was not on the radar screen in any meaningful way, other than Mike’s group had indicated they had talked to that company. We did not have our first management team meetings on this till less than two weeks ago. So it absolutely was not something that we had engineered into the guidance. This is truly -- these have come sequentially.

Tom Gallucci: So Jeff, you are really just saying the range in the guidance is what allows you to keep the guidance the same place, as opposed to anything else.

Jeff Henderson: Exactly.

Tom Gallucci: Okay, thank you.

Operator: Charles Boorady, Citigroup.

Charles Boorady: Thanks. On the synergy, I just want to understand. It sounds like most of the synergy is going to be cost related, whereas this sounds like a complementary product. Am I right in inferring that the selling function is where those cost synergies would therefore come from?

Mike Lynch: I don’t think it is accurate to say that all the cost synergies would come out of the selling organization. VIASYS has a fairly healthy SG&A ratio right now, in the 37% range, and that is a bit higher than we are used to running things at Cardinal and MPM. So we’d look for costs all through the SG&A area, as well as COGS, and as Kerry mentioned, revenue also.

Kerry Clark: Charles, I would just like add. You know, we can’t go through a lot of the history of MPM under Mike’s leadership, but if you look at what Mike has done in MPM in terms of visibility to very choicefully choose what do we make, what do we outsource, how do we leverage scale, where do we manufacture, what part of the country or what part of the world? We have a lot of capability here to reconfigure a lot of the manufacturing layouts and how we do that. So there is a tremendous amount there.

There is also the simple [reality] undoing redundancies across our common systems and our management structures that present real opportunities, too.

Charles Boorady: I see. In terms of the top-line synergy, I understand they are second to cost synergy; but is non-US sales the main driver of the top-line synergy?

Mike Lynch: I think it is a fairly even split, to be honest. We see opportunity in both areas to significantly complement one another.

Charles Boorady: Okay. I’m in the camp that didn’t know VIASYS beforehand. Do they sell to the institutional settings only? Or are they involved in home as well? How big -- is Medicare a customer for their equipment, or are they private sales to institutions?

Mike Lynch: I am not sure, to be honest, on the Medicare breakout. But the business is, like we said, we think we are going to see an awful lot internationally, an awful lot domestically. And to be honest, I kind of lost the question there. Would you repeat it?

Charles Boorady: Yes, is their equipment used in the home setting or just institutional?

Mike Lynch: Yes, I’m sorry. Both, actually. They have a leading line of products in both the diagnostic and the therapy areas. We are really excited about the home care potential of our disposable products across that dealer and direct rep network. So it opens a whole new market opportunity for us, in addition to what we bring in terms of scale in the acute care setting.

Charles Boorady: Okay, thanks.

Bob Reflogal: Operator, we have time for one more question.

Operator: There are no other questions in queue. I can turn back to management for closing remarks.

Kerry Clark: Thank you very much, everybody. We hope you are sharing the same excitement that we are feeling today. We feel this is a great opportunity for Clinical and Medical Products and we look forward to welcoming the VIASYS folks into the Cardinal family and progressing along the lines we talked this morning. So thank you very much.

Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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Important Information

This conference call transcript is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of VIASYS Healthcare Inc. (“VIASYS”) common stock described in this conference call transcript has not commenced. At the time the expected tender offer is commenced, Cardinal Health, Inc. or a wholly owned subsidiary of Cardinal Health, Inc. will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and VIASYS will file a solicitation/recommendation statement with respect to the tender offer. Investors and VIASYS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/ recommendation statement, will be made available to all stockholders of VIASYS at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

Non-GAAP Financial Measures

     In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), this conference call transcript contains non-GAAP financial measures. The non-GAAP financial measures disclosed by Cardinal Health should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. The non-GAAP financial measures used by Cardinal Health may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. Management encourages readers to rely upon the GAAP numbers, but includes the amounts that have been adjusted as a supplemental metric to assist readers.

VIASYS Non-GAAP Operating Income and Non-GAAP Operating Margin

Year ended
December 30,
(in millions)	2006

Total revenues	$610.4

GAAP operating income	$51.8
Acquisition-related charges	1.9
Restructuring charges	2.6
Acquired in-process research and development
6.0
Fees related to terminated transaction	0.4

Non-GAAP operating income (a)	$62.7

GAAP operating margin (b)	8.5%

Non-GAAP operating margin (c)	10.3%

*	The amounts scheduled were obtained from VIASYS Healthcare Inc.’s earnings release issued on February 22, 2007, which was included as Exhibit 99.1 to VIASYS’ Form 8-K filed on the same date.

(a)	VIASYS’ non-GAAP operating income is defined as operating income excluding acquisition-related charges, restructuring charges, acquired in-process research and development and fees related to terminated transaction.

This financial measure includes the impact of stock compensation expense of $8.6 million for fiscal 2006. VIASYS calculates its “Adjusted Operating Income from Continuing Operations” non-GAAP financial measure excluding stock compensation expense in addition to the other charges set forth above.

(b)	VIASYS’ GAAP operating margin is defined as GAAP operating income divided by revenue.

(c)	VIASYS’ non-GAAP operating margin is defined as non-GAAP operating income divided by revenue.

While the items excluded from the VIASYS non-GAAP financial measures “non-GAAP operating income” and “non-GAAP operating margin” may be recurring, management believes that these non-GAAP financial measures provide investors with an understanding of VIASYS’ core operations from period to period on a comparable basis by eliminating certain restructuring charges, the write-off of acquired in-process research and development and acquisition related costs. Management believes that VIASYS’ non-GAAP operating income is comparable to Cardinal Health’s non-GAAP financial measure “non-GAAP operating earnings,” which is an important metric that management utilizes to evaluate Cardinal Health’s performance. Furthermore, the investment community is familiar with similar non-GAAP financial measures historically presented by Cardinal Health and VIASYS and has an expectation of receiving such information.

The limitation associated with using these non-GAAP measures is that the measures exclude items that impact the VIASYS’ current period operating results. The excluded items include transactions that may reflect cash costs to VIASYS. This limitation is best addressed by using these non-GAAP measures in combination with VIASYS’ operating income and operating margin (the most comparable GAAP measures) because the non-GAAP measures do not reflect items that impact current period operating results and may be higher than the most comparable GAAP measures.

Non-GAAP diluted earnings per share (“EPS”) from continuing operations

Cardinal Health presents the forward-looking non-GAAP financial measure “non-GAAP diluted EPS from continuing operations,” which is (earnings from continuing operations, excluding special items and impairment charges and other, both net of tax) divided by diluted weighted average shares outstanding.

Cardinal Health’s “special items” primarily consist of costs relating to the integration of previously-acquired companies, which may include employee-related costs, asset impairments and other exit costs and integration costs, or costs of restructuring operations, which may include employee-related costs, asset impairments and facility exit costs. Cardinal Health also records as special items settlements of significant lawsuits that are infrequent or unusual in nature, including the $600 million litigation reserve recorded in the third quarter of fiscal 2007 that was associated with a pending class action securities lawsuit against Cardinal Health. Cardinal Health records as special items legal fees and document preservation and production costs incurred in connection with the U.S. Securities and Exchange Commission investigation and Audit Committee internal review and related matters. For further discussion of items classified as special items, see the notes to the financial statements contained in Cardinal Health’s Annual and Quarterly Reports on Form 10-K and Form 10-Q.

As discussed above, Cardinal Health classifies certain asset impairments related to restructurings in special items, which are included in operating earnings within the consolidated statements of earnings. Asset impairments and gains and losses from the sale of assets not eligible to be classified as special items or discontinued operations are classified within “impairment charges and other” within the consolidated statements of earnings. For further discussion of items classified as impairment charges and other, see the notes to the financial statements contained in Cardinal Health’s Annual and Quarterly Reports on Form 10-K and Form 10-Q.

The most directly comparable forward-looking GAAP measure is diluted EPS from continuing operations. Cardinal Health is unable to provide a quantitative reconciliation of this forward-looking non-GAAP measure to the most directly comparable forward-looking GAAP measure because Cardinal Health cannot reliably forecast special items and impairment charges and other, which are difficult to predict and estimate and are primarily dependent on future events. Please note that the unavailable reconciling items could significantly impact Cardinal Health’s future net earnings.

Cautions Concerning Forward-Looking Statements

Except for historical information, all other information in this conference call transcript consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Cardinal Health's and VIASYS’ Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the following: successful completion of the proposed acquisition on a timely basis; the impact of regulatory reviews on the proposed transaction; the ability to achieve synergies following completion of the proposed acquisition; competitive pressures in its various lines of business; the loss of one or more key customer or supplier relationships or changes to the terms of those relationships; changes in the distribution patterns or reimbursement rates for healthcare products and/or services; the results, consequences, effects or timing of any inquiry or investigation by any regulatory authority or any legal and administrative proceedings, or settlement discussions with regulatory authorities or plaintiffs in any action against Cardinal Health; uncertainties related to completing a settlement of the class-action securities litigation or, if completed, obtaining court approval of the settlement; and general economic and market conditions. Except to the extent required by applicable law, Cardinal Health undertakes no obligation to update or revise any forward-looking statement.